March 30, 2006
FILED VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20459-3651

Attn:	Jim Allegretto Sr. Assistant Chief Accountant Division of Corporation Finance

Re:	Tweeter Home Entertainment Group, Inc. Form 10-K File No. 000-24091 Filed December 29, 2005
Dear Mr. Allegretto:
          This letter reflects Tweeter’s responses to the comment contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) to Joseph G. McGuire, President and Chief Executive Officer of Tweeter, dated March 23, 2006 (the “Comment Letter”).
Tweeter’s responses to the Comment Letter are set forth below. Upon resolution of the Staff’s comments, we will amend our Form 10-K for our certifications, as discussed in our previous response letter dated March 16, 2006.
Form 10-K for the Fiscal Year Ended September 30, 2005
Consolidated Statements of Cash Flows, page F-6
Staff Comment
1.	We note your response to comment 2 in our letter dated March 3, 2006. Given the extent of gross borrowings and repayments under your revolving credit facility, we assume that you are required to maintain a lock box whereby remittances from your customers reduce the debt outstanding. If so, please tell us whether the revolving credit agreement includes a subjective acceleration clause. In that event please also tell us why the existence of the subjective acceleration clause does not prelude classification of your revolving loan obligation as a long-term obligation. Refer to EITF 95-22, Technical Bulletin 79-3 and FAS 6.
In addition, it appears that proceeds and payments related to term loans should be reported on a gross basis separately from net proceeds and payments related to your revolving credit facility. Please revise future filings to do so or tell us why a revision is not necessary.

Tweeter Response:
Tweeter’s revolving credit agreement does not include a subjective acceleration clause. Based on EITF 95-22, Technical Bulletin 79-3 and FAS 6, the amount outstanding on this revolving credit agreement is correctly classified as a long-term obligation.
In future filings Tweeter will revise the cash flow statement to report gross proceeds and payments from term loans separately from our net proceeds and payments from our revolving credit facility.
In connection with responding to these comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
Please feel free to contact me at (781) 830-3314 should you require additional information or have any questions regarding this letter.
Sincerely,
/s/ Joseph McGuire
Joseph McGuire
President and Chief Executive Officer
cc:	Mr. John Cannarella (SEC Staff) Mr. H. Christopher Owings (SEC Staff) Mr. David Lemoine (Deloitte & Touche) Mr. Timothy B. Bancroft (Goulston & Storrs)